BODISEN BIOTECH, INC.
North Part of Xinquia Road, Yang Ling Agricultural High-Tech
Industries Demonstration Zone, Yang Ling
People's Republic of China 712100

August 8, 2006

VIA EDGAR AND FACSIMILE

Jason Wynn, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Bodisen Biotech, Inc.
Registration Statement on Form SB-2
File No. 333-133177

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Bodisen Biotech, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:30 a.m., Eastern Time, on Thursday, August 10, 2006, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BODISEN BIOTECH, INC.

By: /s/ Qiong Wang
Name: Qiong Wang
Title: Chief Executive Officer